UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

_____________Ford Motor Company_____________
(Name of Issuer)

Ford Common Stock
(Titles of Class of Securities)

                    345370860
(CUSIP Number)

                         March 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345370860		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 0 -
12		TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).               Name of Issuer:

Ford Motor Company (the “Issuer” or “Ford”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

Ford Motor Company
One American Road
Dearborn, MI 48126

Item 2(a).               Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed on behalf of the UAW Retiree Medical Benefits Trust, organized as a 501(c)(9) Voluntary Employee Beneficiary Association (“UAW RMBT”).   Until January 29, 2010, the UAW RMBIT indirectly held the warrants to purchase 362,391,305 shares of Ford Common Stock (the “Warrants”) through a wholly owned subsidiary, VEBA-F Holdings, a Delaware limited liability company (the “LLC”).  On January 29, 2010, the LLC was formally dissolved and all of its assets, including the Warrants, were transferred to its sole shareholder, the UAW RMBT.

Items 2(b).             Address of Principal Business Office or, if none, Residence:

200 Walker Street
Detroit, MI  48207

Items 2(c).             Citizenship:

UAW RMBT: None.  Organized as a 501(c)(9) Voluntary Employee Beneficiary Association

Item 2(d).               Titles of Classes of Securities:

Ford Common Stock

Item 2(e).               CUSIP Number:

345370860

Item 3.                   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or(c), Check Whether the Person Filing is a(n):

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                   Ownership

(a)           Amount Beneficially Owned:

On March 30, 2010 an auction was held in which the UAW RMBT sold all of its 362,391,305 Warrants.  The trade date for the sale of the Warrants will be recorded as March 31, 2010 and the closing is expected to occur on or about April 6, 2010, subject to customary closing conditions.  The Warrants have been listed for trading on The New York Stock Exchange under the symbol “F WS.”

(b)           Percent of Class:

See response to Item 11 on the cover page.

(c)           Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)           Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                   Notice of Dissolution of Group.

Not Applicable.

Item 10.                 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2010

UAW Retiree Medical Benefits Trust

By: /s/ Mary Beth Kuderik
Name: Title:	Mary Beth Kuderik Chief Financial Officer